UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

ANGLOGOLD ASHANTI LIMITED

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

035128206

(CUSIP Number)

Nicholas Jordan
Company Secretary
Anglo American plc
20 Carlton House Terrace
London SW1Y 5AN
United Kingdom
011-44-20-7968-8888

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 17, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 035128 20 6
1	NAME OF REPORTING PERSONS ANGLO AMERICAN PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
NONE
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP No. 035128 20 6
1	NAME OF REPORTING PERSONS ANGLO SOUTH AFRICA CAPITAL (PTY) LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: The Republic of South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
NONE
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

This Amendment No. 19 amends and restates the Statement on Schedule 13D, originally filed on November 21, 2003, and amended and supplemented on February 25, 2004 by Amendment No. 1, on May 10, 2004 by Amendment No. 2, on June 7, 2004 by Amendment No. 3, on June 21, 2004 by Amendment No. 4, on October 26, 2005 by Amendment No. 5, on February 22, 2006 by Amendment No. 6, on March 23, 2006 by Amendment No. 7, on April 11, 2006 by Amendment No. 8, on April 20, 2006 by Amendment No. 9, on May 22, 2006 by Amendment No. 10, on October 4, 2007 by Amendment No. 11, on October 11, 2007 by Amendment No. 12 , on May 12, 2008 by Amendment No. 13, on June 13, 2008 by Amendment No. 14, on July 11, 2008 by Amendment No. 15, on January 28, 2009 by Amendment No. 16, on February 6, 2009 by Amendment No. 17 and on February 18, 2009 by Amendment No. 18.

Item 1. Security and Issuer.

This Statement on Schedule 13D, as amended from time to time (this “Statement”), relates to the ordinary shares, par value ZAR 0.25 per share (the “Ordinary Shares”), of AngloGold Ashanti Limited (formerly, AngloGold Limited), a corporation organized under the laws of the Republic of South Africa (the “Issuer”). The principal executive offices of the Issuer are located at 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa.

Item 2. Identity and Background.

This Statement is being jointly filed by Anglo American plc and Anglo South Africa Capital (Proprietary) Limited (together, the “Reporting Persons”).

Anglo American plc (“Anglo American”), a corporation incorporated under the laws of England and Wales, has its principal executive offices at 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom and is a global leader in the mining and natural resource sectors.

Anglo South Africa Capital (Proprietary) Limited (“Anglo SA Capital”), a corporation incorporated under the laws of the Republic of South Africa, has its principal executive offices at 44 Main Street, Johannesburg, 2001, South Africa and is an indirect, wholly owned subsidiary of Anglo American.

Anglo SA Capital is a wholly owned subsidiary of Anglo South Africa (Pty) Ltd. (“ASA”), which is a wholly owned subsidiary of Anglo American South Africa Limited (“AASA”), which is a wholly owned subsidiary of Anglo American International S.a.r.l. (“AA International”), which is a wholly owned subsidiary of Anglo American Luxembourg S.a.r.l. (“AA Luxembourg”), which is a wholly owned subsidiary of Anglo American Holdings Ltd. (“AA Holdings”), which is a wholly owned subsidiary of AA Investments (UK) Ltd. (“AA Investments”), which is a wholly owned subsidiary of Anglo American Services (UK) Limited (“AA Services”), which is a wholly owned subsidiary of Anglo American (ASA, AASA, AA International, AA Luxembourg, AA Holdings, AA Investments and AA Services collectively the “Holding Companies”). Other than pursuant to the directions received from Anglo American, none of the Holding Companies has or shares the voting power or investment power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The directors and executive officers of each of Anglo American and Anglo SA Capital are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

During the last five years, none of the Reporting Persons or the Holding Companies nor, to the best knowledge of each of the Reporting Persons, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Exhibit A is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Considerations.

Not applicable.

Item 4. Purpose of Transaction.

In order to give the Issuer greater flexibility to pursue its strategic agenda, the Reporting Persons decided in 2006 to dispose of their shareholding in the Issuer.

On February 22, 2006, Anglo American issued a press release stating the following in its entirety:

ANGLO AMERICAN ANNOUNCES PROPOSED PUBLIC SECONDARY OFFERING OF
ORDINARY SHARES OF ANGLOGOLD ASHANTI.

Anglo American plc (“Anglo American”) today announces its intention to sell through a registered offering a portion of its ordinary shares of AngloGold Ashanti in the form of ordinary shares or American depositary shares, as one means of reducing its shareholding in AngloGold Ashanti. The offering would be made simultaneously in the US, South Africa and Europe. The offering is anticipated to occur at some time over the coming months, subject to market conditions.

Anglo American currently intends to remain a significant shareholder in AngloGold Ashanti in the medium term.

THIS COMMUNICATION DOES NOT CONSTITUTE OR FORM PART OF AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OR OTHERWISE ENGAGE IN ANY INVESTMENT ACTIVITY, NOR WILL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION.

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the transactions described above.

On March 23, 2006 Anglo SA Capital entered into a Registration Rights Agreement with the Issuer to facilitate the sale to the public of some or all of the Ordinary Shares held by Anglo SA Capital. The terms of the Registration Rights Agreement are discussed in Item 6 below.

On March 23, 2006 an “automatic shelf registration statement” as defined under Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), on Form F-3 in respect of the Ordinary Shares of the Issuer and a preliminary prospectus was filed with the Securities and Exchange Commission. On March 24, 2006 a preliminary prospectus supplement relating to those Ordinary Shares was filed with the Securities and Exchange Commission, and on April 12, 2006 a final prospectus supplement relating to those Ordinary Shares was filed with the Securities and Exchange Commission. On April 20, 2006, Anglo SA Capital sold a portion of its holding of Ordinary Shares of the Issuer in a registered offering pursuant to this registration statement.

On April 10, 2006 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman, Sachs & Co. and UBS Limited as co-representatives of the several Underwriters named in Schedule I thereto pursuant to which Anglo SA Capital agreed, subject to customary closing conditions, to sell up to 20,273,170 of the Ordinary Shares held by it in a registered offering pursuant to the registration statement referred to in the previous paragraph. The terms of the Underwriting Agreement are discussed in Item 6 below.

On April 20, 2006 Anglo SA Capital disposed of 19,685,170 of the Ordinary Shares of the Issuer. As a consequence of this disposition, the Reporting Persons’ beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 41.58%.

On October 1, 2007, a preliminary prospectus supplement relating to the Ordinary Shares of the Issuer was filed with the Securities and Exchange Commission. On October 2, 2007, a final prospectus supplement relating to the Ordinary Shares of the Issuer was filed with the Securities and Exchange Commission.

On October 1, 2007 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman Sachs International and UBS Limited as representatives of the several Underwriters named in Schedule I thereto pursuant to which Anglo SA Capital agreed, subject to customary closing conditions, to sell up to 67,100,000 of the Ordinary Shares held by it in a registered offering pursuant to the preliminary prospectus supplement referred to in the previous paragraph. The terms of the Underwriting Agreement are discussed in Item 6 below.

On October 9, 2007, Anglo SA Capital disposed of 67,100,000 of the Ordinary Shares of the Issuer. As a consequence of this disposition, the Reporting Persons’ beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 17.3% as of October 9, 2007.

The representatives of Anglo American remaining on the Issuer’s Board of Directors resigned from the Issuer’s Board of Directors on October 9, 2007.

On May 30, 2008, the Issuer filed a prospectus supplement (the “Prospectus Supplement”) to its prospectus, dated March 23, 2006, relating to the resale by Anglo SA Capital of up to 11,335,259 share subscription rights (or the equivalent number of American Depositary Share subscription rights), exercisable for up to 11,335,259 ordinary shares (or the equivalent number of American Depositary Shares) of the Issuer (such rights, the “Share Subscription Rights”). Anglo SA Capital received the Share Subscription Rights in a pro rata distribution to shareholders of the Issuer on June 9, 2008. For more information on the Share Subscription Rights, see the response to Item 5, below.

On July 4, 2008 the subscription period in respect of the Share Subscription Rights expired. Anglo SA Capital exercised 11,172,254 Share Subscription Rights at a subscription price of 194.00 South African Rand per ordinary share (approximately $25.16 per ordinary share based on the noon exchange rate of $1=ZAR7.7100 reported by the Federal Reserve Bank of New York for July 3, 2008). On July 7, 2008, Anglo SA Capital received 11,172,254 ordinary shares from the Issuer in settlement of this exercise.

On January 16, 2009, Anglo SA Capital filed a Notice of Proposed Sale of Securities on Form 144 (the “First Form 144”) with the Securities and Exchange Commission, pursuant to which Anglo SA Capital indicated its intention to sell 10,386,299 Ordinary Shares of the Issuer (the “First Rule 144 Sales”), including sales in the form of American Depositary Shares, in transactions meeting the requirements of Rule 144(f) under the Securities Act. On January 19, 2009, Anglo SA Capital authorized and instructed UBS South Africa (Pty) Ltd., UBS Limited and UBS Securities, LLC, to carry out the First Rule 144 Sales from time to time over the facilities of the Johannesburg Stock Exchange (the “JSE”) and the New York Stock Exchange (the “NYSE”). As of February 5, 2009, Anglo American had sold all of the Ordinary Shares to which the First Form 144 relates. As a consequence of the First Rule 144 Sales conducted from January 19, 2009 to February 5, 2009, the Reporting Persons’ beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 13.3% as of February 5, 2009.

On February 9, 2009, Anglo SA Capital filed a second Notice of Proposed Sale of Securities on Form 144 (the “Second Form 144”) with the Securities and Exchange Commission, pursuant to which Anglo SA Capital indicated its intention to sell an additional 3,639,401 Ordinary Shares of the Issuer (the “Second Rule 144 Sales”), including sales in the form of American Depositary Shares, in transactions meeting the requirements of Rule 144(f) under the Securities Act. On February 9, 2009, Anglo SA Capital authorized and instructed UBS South Africa (Pty) Ltd., UBS Limited and UBS Securities, LLC, to carry out the Second Rule 144 Sales from time to time over the facilities of the JSE and the NYSE. As of February 12, 2009, Anglo American had sold all of the 3,639,401 Ordinary Shares to which the Second Form 144 relates. As a consequence of the Second Rule 144 Sales conducted from February 10, 2009 to February 12, 2009, the Reporting Persons’ beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 12.3% as of February 12, 2009.

On February 17, 2009, Anglo SA Capital filed a third Notice of Proposed Sale of Securities on Form 144 (the “Third Form 144”) with the Securities and Exchange Commission, pursuant to which Anglo SA Capital indicated its intention to sell an additional 1,474,283 Ordinary Shares of the Issuer (the “Third Rule 144 Sales”), including sales in the form of American Depositary Shares, in transactions meeting the requirements of Rule 144(f) under the Securities Act.  On February 17, 2009, Anglo SA Capital authorized and instructed UBS South Africa (Pty) Ltd., UBS Limited and UBS Securities, LLC, to carry out the Third Rule 144 Sales from time to time over the facilities of the JSE and the NYSE.  As of February 18, 2009, Anglo American had sold all of the 1,474,283 Ordinary Shares to which the Third Form 144 relates. As a consequence of the Third Rule 144 Sales, the Reporting Persons’ beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 11.88% as of February 18, 2009.

On February 23, 2009, Anglo SA Capital filed a fourth Notice of Proposed Sale of Securities on Form 144 (the “Fourth Form 144”) with the Securities and Exchange Commission, pursuant to which Anglo SA Capital indicated its intention to sell an additional 1,763,918 Ordinary Shares of the Issuer (the “Fourth Rule 144 Sales”), including sales in the form of American Depositary Shares, in transactions meeting the requirements of Rule 144(f) under the Securities Act. On February 23, 2009, Anglo SA Capital authorized and instructed UBS South Africa (Pty) Ltd., UBS Limited and UBS Securities, LLC, to carry out the Fourth Rule 144 Sales from time to time over the facilities of the JSE and the NYSE. As of February 25, 2009, Anglo American had sold all of the 1,763,918 Ordinary Shares to which the Fourth Form 144 relates. As a consequence of the Fourth Rule 144 Sales, the Reporting Persons’ beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 11.38% as of February 25, 2009.

On March 17, 2009 Anglo SA Capital entered into a Purchase Agreement with Paulson Advantage Master Ltd., Paulson Advantage Plus Master Ltd. and Paulson Advantage Select Master Fund Ltd. (collectively, the “Paulson Entities”) pursuant to which Anglo SA Capital sold to the Paulson Entities the remaining 39,911,282 of the Ordinary Shares held by it in a private sale conducted in accordance with Regulation S under the Securities Act. As a consequence of this disposition, the Reporting Persons disposed of all of the Ordinary Shares owned by them on March 17, 2009. The terms of the Purchase Agreement are discussed in Item 6 below.

Item 5. Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. As of March 17, 2009 the Reporting Persons do not own any Ordinary Shares.

Mr. G.G. Gomwe is a beneficial owner of 150 Ordinary Shares, and has sole voting and dispositive power with respect to such Ordinary Shares. The number of Ordinary Shares beneficially owned by Mr. Gomwe represents less than 0.1% of the outstanding Ordinary Shares. The calculation of the foregoing percentage is based on 350,687,488 Ordinary Shares outstanding as of October 31, 2008, as reported by the Issuer in its prospectus supplement dated December 15, 2008, and filed with the Securities and Exchange Commission on December 15, 2008 (the “Outstanding Shares”).

As trustee of The BRO Trust, Mr. N.F. Oppenheimer shares with his fellow trustees the power to direct the receipt of dividends from, or the proceeds from the sale of, 5,447 Ordinary Shares, which represents less than 0.1% of the Outstanding Shares. The exercise of such power requires the unanimous approval of all trustees of The BRO Trust. Mr. Oppenheimer is not a beneficiary of The BRO Trust, which is a charitable trust.

Except as disclosed in this Item 5(a), none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A to this Statement beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference. As of March 17, 2009 the Reporting Persons do not own any Ordinary Shares.

(c) The following sales have been effected by the Reporting Persons since February 18, 2009, the date of filing of the most recent amendment to this Statement on Schedule 13D:

Identity of Person Effecting Sales	Date of Sales	Aggregate Number of Securities Sold	Average Price per Unit	Location and Manner of Sales
Anglo SA Capital	February 23, 2009	300,000	$32.1737	Broker transactions over the facilities of the NYSE
Anglo SA Capital	February 24, 2009	447,231	ZAR 316.7578	Broker transactions over the facilities of the JSE
Anglo SA Capital	February 24, 2009	650,000	$29.5615	Broker transactions over the facilities of the NYSE
Anglo SA Capital	February 25, 2009	210,085	ZAR 293.4888	Broker transactions over the facilities of the JSE
Anglo SA Capital	February 25, 2009	156,602	$30.2821	Broker transactions over the facilities of the NYSE
Anglo SA Capital	March 17, 2009	39,911,282	$32.00	Private Transaction

Sales made over the facilities of the NYSE were in the form of American Depositary Shares representing Ordinary Shares. Except as disclosed in this Statement, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A has effected any transaction in the Ordinary Shares since February 18, 2009, the date of filing of the most recent amendment to this Statement on Schedule 13D.

(d) As of March 17, 2009 the Reporting Persons do not own any Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 23, 2006 Anglo SA Capital entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer to facilitate the sale to the public of some or all of the Ordinary Shares of the Issuer held by Anglo SA Capital as well as any securities into or for which the Ordinary Shares have been converted and any security issued with respect thereto upon any share dividend, split or similar event. The Registration Rights Agreement requires the Issuer to use all reasonable efforts to file with the United States Securities and Exchange Commission, no later than March 27, 2006, a shelf registration statement on Form F-3, providing for one or more offerings to be made on a delayed basis of such number of Ordinary Shares of the Issuer as Anglo SA Capital may determine in its sole discretion; and file, upon demand by Anglo SA Capital, additional non-continuous registration statements on Form F-3 providing for offerings to be made on a non-delayed basis of the Ordinary Shares of the Issuer. The foregoing discussion of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement incorporated by reference in Exhibit C hereto.

On April 10, 2006 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman, Sachs & Co. and UBS Limited as co-representatives of the several Underwriters named in Schedule I thereto. Under the Underwriting Agreement (i) Issuer agreed to issue and sell to purchasers procured by the Underwriters, or, failing that, to the Underwriters, an aggregate of 9,970,732 Ordinary Shares, and (ii) Anglo SA Capital agreed to sell to purchasers procured by the Underwriters or, failing that, to the Underwriters, an aggregate of 16,328,313 Ordinary Shares and, at the election of the Underwriters, up to 3,944,857 additional Ordinary Shares, subject, in each of cases (i) and (ii), to customary closing conditions. The Underwriters were permitted to elect to direct delivery of the shares, or take delivery of the shares themselves, in the form of Ordinary Shares or in the form of ADSs. Anglo SA Capital also agreed to a lock-up provision therein whereby, subject to certain exceptions, it was restricted from offering or selling Ordinary Shares for a period of 270 days after the date of the prospectus filed in connection with the offering. The foregoing discussion of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit D.

On October 1, 2007 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman Sachs International and UBS Limited as co-representatives of the Underwriters. Under the Underwriting Agreement Anglo SA Capital agreed to sell to purchasers procured by the Underwriters, or, failing that, to the Underwriters, an aggregate of 67,100,000 Ordinary Shares, subject to customary closing conditions. The Underwriters were permitted to elect to direct delivery of the shares, or take delivery of the shares themselves, in the form of Ordinary Shares or in the form of ADSs. Anglo SA Capital also agreed to a lock-up provision therein whereby, subject to certain exceptions, it was restricted from offering or selling Ordinary Shares without the consent of the Underwriters for the period beginning from the date of the Underwriting Agreement until May 31, 2008 (inclusive). The foregoing discussion of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit E.

On May 5, 2008, Anglo SA Capital entered into an irrevocable undertaking (the “Undertaking”) with the Issuer under which Anglo SA Capital agreed to vote all of its Ordinary Shares, at a general meeting to be held on May 22, 2008, in favor of a resolution to authorize the Issuer to issue up to 71 million additional Ordinary Shares by way of a renounceable rights offering (the “Rights Offering”). Pursuant to the Rights Offering, Anglo SA Capital received 11,335,260 Share Subscription Rights on June 9, 2008. The foregoing discussion of the Undertaking is qualified in its entirety by reference to the undertaking attached hereto as Exhibit F.

On March 17, 2009 Anglo SA Capital entered into a Purchase Agreement with Paulson Entities pursuant to which it sold to the Paulson Entities an aggregate of 39,911,282 Ordinary Shares (the “Sale Shares”). The foregoing discussion of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit G.

Item 7. Materials to be filed as Exhibits.

Exhibit	Description
Exhibit A	Directors and Officers of Anglo American and Anglo SA Capital
Exhibit B	Anglo American plc press release (incorporated by reference to Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D)
Exhibit C

Registration Rights Agreement, dated as of March 23, 2006, between Anglo SA Capital and Issuer (incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D)

Exhibit D

Underwriting Agreement, dated as of April 10, 2006, among Anglo SA Capital, Issuer and Goldman, Sachs & Co. and UBS Limited as co-representatives of the Underwriters named in Schedule I thereto (incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on Schedule 13D)

Exhibit E

Underwriting Agreement, dated as of October 1, 2007, among Anglo SA Capital, Issuer and Goldman Sachs International and UBS Limited as representatives of the Underwriters named in Schedule I thereto (incorporated by reference to Exhibit E to Amendment No. 11 filed on October 4, 2007, to this Statement on Schedule 13D)

Exhibit F	Undertaking, dated as of May 5, 2008, between Anglo SA Capital and the Issuer (incorporated by reference to Exhibit F to Amendment No. 13 filed on May 12, 2008, to this Statement on Schedule 13D)
Exhibit G	Purchase Agreement, dated as of March 17, 2009, among Anglo SA Capital, Paulson Advantage Master Ltd., Paulson Advantage Plus Master Ltd. and Paulson Advantage Select Master Fund Ltd

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
March 20, 2009	ANGLO AMERICAN PLC
/s/ Nicholas Jordan
Signature
Nicholas Jordan /Company Secretary
Name/Title
Dated:
March 20, 2009	ANGLO SOUTH AFRICA CAPITAL (PTY) LTD
By: ANGLO AMERICAN PLC
Pursuant to the Joint Filing Agreement
/s/ Nicholas Jordan
Signature
Nicholas Jordan /Company Secretary
Name/Title

EXHIBIT INDEX

Exhibit	Description
Exhibit A	Directors and Officers of Anglo American and Anglo SA Capital
Exhibit B	Anglo American plc press release (incorporated by reference to Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D)
Exhibit C

Registration Rights Agreement, dated as of March 23, 2006, between Anglo SA Capital and Issuer (incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D)

Exhibit D

Underwriting Agreement, dated as of April 10, 2006, among Anglo SA Capital, Issuer and Goldman, Sachs & Co. and UBS Limited as co-representatives of the Underwriters named in Schedule I thereto (incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on Schedule 13D)

Exhibit E

Underwriting Agreement, dated as of October 1, 2007, among Anglo SA Capital, Issuer and Goldman Sachs International and UBS Limited as representatives of the Underwriters named in Schedule I thereto (incorporated by reference to Exhibit E to Amendment No. 11 filed on October 4, 2007, to this Statement on Schedule 13D)

Exhibit F	Undertaking, dated as of May 5, 2008, between Anglo SA Capital and the Issuer (incorporated by reference to Exhibit F to Amendment No. 13 filed on May 12, 2008, to this Statement on Schedule 13D)
Exhibit G	Purchase Agreement, dated as of March 17, 2009, among Anglo SA Capital, Paulson Advantage Master Ltd., Paulson Advantage Plus Master Ltd. and Paulson Advantage Select Master Fund Ltd

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO AMERICAN

The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo American plc are set forth below.

Name:	Sir Mark Moody-Stuart (Chairman)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chairman, Anglo American plc
Name:	Ms. Cynthia Carroll (Chief Executive)
Citizenship:	USA
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo American plc
Name:	Mr R. Medori (Finance Director)
Citizenship:	French
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Finance Director, Anglo American plc
Name:	Mr D.J. Challen (Non-Executive Director)
Citizenship:	British
Business Address:	33 Canada Square, Canary Wharf, London E14 5LB, United Kingdom
Principal Occupation:	Company Director
Name:	Sir C.K. Chow (Non-Executive Director)
Citizenship:	British
Business Address:	MTR Headquarters Building, Telford Plaza, Kowloon Bay, Kowloon, Hong Kong
Principal Occupation:	Director of Companies
Name:	Dr C.E. Fay (Non-Executive Director)
Citizenship:	British
Business Address:	Merrifield, Links Road, Bramley, Guildford Surrey GU5 0AL United Kingdom
Principal Occupation:	Director of Companies
Name:	Sir Rob Margetts (Non-Executive Director)
Citizenship:	British
Business Address:	c/o Matlin Patterson, 7th Floor, Buchanan House, 3 St. James’s Square, London SW1Y 4JU, United Kingdom
Principal Occupation:	Chairman, Legal and General Group plc
Name:	Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:	South African
Business Address:	De Beers House, corner Diamond Drive and Crownwood Road, Theta, Johannesburg, 2013, South Africa
Principal Occupation:	Director and Chairman, De Beers S.A.
Name:	Dr M.A. Ramphele (Non-Executive Director)
Citizenship:	South African
Business Address:	LG Building, 1 Thibault Square, Long Street, Cape Town, 8000, South Africa
Principal Occupation:	Director of Companies

Name:	Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:	South African
Business Address:	P.O. Box 72501, Parkview, South Africa
Principal Occupation:	Chairman, Transnet, Anglo Platinum Limited, South Africa
Name:	Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:	Belgium
Business Address:	Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:	Director of Companies
Name:	Mr. P. Woicke (Non-Executive Director)
Citizenship:	German/USA
Business Address:	2737 Devonshire Pl. NW Washington DC 20008 USA
Principal Occupation:	Director of Companies
Name:	Mr. R.J. King (Executive Officer)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Strategy Officer, Anglo American plc
Name:	Mr. P.M. Baum (Executive Officer)
Citizenship:	South African
Business Address:	44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:	Chief Executive Officer, Anglo Ferrous Metals
Name:	Mr. B.R. Beamish (Executive Officer)
Citizenship:	South African
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo Base Metals
Name:	Mr. I.D. Cockerill (Executive Officer)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo Coal
Name:	Mr. K.D. Dlamini (Executive Officer)
Citizenship:	South African
Business Address:	44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:	Head of Anglo South Africa
Name:	Mr. N.F. Nicolau (Executive Officer)
Citizenship:	South African
Business Address:	55 Marshall Street, Johannesburg, 2001, South Africa
Principal Occupation:	Chief Executive, Anglo Platinum Limited
Name:	Mr. M.A.S. Walker (Executive Officer)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Group Head of Human Resources
Name:	Mr. D.M. Weston (Executive Officer)
Citizenship:	British
Business Address:	20 Carlton House Terrace, London SW1Y 5AN, United Kingdom
Principal Occupation:	Chief Executive, Anglo Industrial Minerals

DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO SA CAPITAL

The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo SA Capital are set forth below.

Name:	Mr. P.M. Baum
Citizenship:	South African
Business Address:	44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:	Chief Executive Officer, Anglo Ferrous Metals
Name:	Mr. G.G. Gomwe
Citizenship:	Zimbabwean
Business Address:	44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:	Head of Group Business Development, Africa
Name:	Mr. S. Mayet
Citizenship:	South African & Canadian
Business Address:	45 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:	Head of Finance, Anglo American South Africa
Name:	Mr. N.B. Mbazima
Citizenship:	Zambian
Business Address:	44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:	Chief Executive, Scaw Metals
Name:	Mr. P.E. de Mare
Citizenship:	South African & New Zealander
Business Address:	45 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:	Head of Tax, Africa

EXHIBIT B

Incorporated by reference to Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D.

EXHIBIT C

Incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D.

EXHIBIT D

Incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on Schedule 13D.

EXHIBIT E

Incorporated by reference to Exhibit E to Amendment No. 11, filed on October 4, 2007, to this Statement on Schedule 13D.

EXHIBIT F

Incorporated by reference to Exhibit F to Amendment No. 13, filed on May 12, 2008, to this Statement on Schedule 13D.